SEC 04017060 OMMISSION
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SEC MAIL PROCESSING SECTION RECEIVED JUN 28 2004 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/03 (MM/DD/YY) AND ENDING 4/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER-WINSTON SECURITIES CORP.

OFFICIAL USE ONLY
8300
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 WEST 47TH STREET
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

BERNATH & ROSENBERG, P.C.
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER-WINSTON SECURITIES CORP., as of APRIL 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DAVID KAPLAN
Notary Public, State of New York
No. 01-KA4832954
Qualified in Bronx County
Commission Expires Dec. 31, 2005

DAVID S. KAPLAN NOTARY PUBLIC STATE OF NEW YORK

Notary Public 6/24/04

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

To the Stockholders
SPENCER-WINSTON SECURITIES CORP.
New York, NY 10036

We have examined the accompanying financial statements of SPENCER-WINSTON SECURITIES CORP.. for the year ended April 30, 2004, and have issued our report thereon dated June 23, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company under Rule 17a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

.../..

Board of Directors
SPENCER-WINSTON SECURITIES CORP.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of SPENCER-WINSTON SECURITIES CORP. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
June 23, 2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [x] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: SPENCER-WINSTON SECURITIES CORP. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

21 WEST 47th STREET [20]
(No. and Street)

NEW YORK [21] (City) NY [22] (State) 10036 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 5/1/03 [24]

AND ENDING (MM/DD/YY): 4/30/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN [30]

(Area Code) — Telephone No.

212-840 2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [x] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [x] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of June 2004

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

[redacted]

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

BERNATH & ROSENBERG, P.C.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

70

ADDRESS

1430 BROADWAY	71	NEW YORK	72	NY	73	10018	74
Number and Street		City		State		Zip Code	

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER-WINSTON SECURITIES CORP. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/04 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 271,384	200			$ 271,384	750
2. Receivables from brokers or dealers:						
A. Clearance account	130,541	295				
B. Other		300	$	550	130,541	810
3. Receivable from non-customers		355	7,406	600	7,406	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	270	420				
D. Other securities	637,004	424				
E. Spot commodities		430			637,274	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440	8,961	610	8,961	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	80,935	680	80,035	920
11. Other assets		535	53,644	735	53,644	930
12. TOTAL ASSETS	$ 1,039,199	540	$ 150,946	740	$ 1,190,145	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER-WINSTON SECURITIES CORP. as of 4/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	167,218 [1315]	167,218 [1560]
B. Other	▼10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	312,132 [1205]	[1385]	312,132 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 312,132 [1230]	$ 167,218 [1450]	$ 479,350 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		400 [1792]
C. Additional paid-in capital		57,616 [1793]
D. Retained earnings		652,779 [1794]
E. Total		710,795 [1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 710,795 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,190,145 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER-WINSTON SECURITIES CORP. as of 4/30/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	710,795	3480
2.	Deduct ownership equity not allowable for Net Capital			19 (	)	3490
3.	Total ownership equity qualified for Net Capital				710,795	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	710,795	3530
6.	Deductions and/or charges:					
	A. *Total non-allowable assets from* Statement of Financial Condition (Notes B and C)	17 $ 150,946	3540			
	B. Secured demand note delinquency		3590			
	C. *Commodity futures contracts and spot commodities – proprietary capital charges*		3600			
	D. Other deductions and/or charges		3610	(	150,946)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20 $	559,849	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities	18	3735			
	2. Debt securities		3733			
30	3. Options	135	3730			
	4. Other securities	95,550	3734			
	D. Undue Concentration	2,995	3650			
	E. Other (List)		3736	(	98,680)	3740
10.	Net Capital			$	461,169	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER-WINSTON SECURITIES CORP. as of 4/30/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	20,788	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	361,169	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	93	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	312,132	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	312,132	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	68	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. *6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.*

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER-WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/01/03 [3932] to 4/30/04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 2,269,872	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		2,269,872	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		233,479	3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		233,479	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		57,863	3995
9. Total revenue		$ 2,561,214	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		205,349	4120
11. Other employee compensation and benefits		369,296	4115
12. Commissions paid to other broker-dealers		277,879	4140
13. Interest expense		4,752	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		39,888	4195
15. Other expenses		1,377,089	4100
16. Total expenses		$ 2,274,253	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 286,961	4210
18. Provision for Federal income taxes (for parent only)		42,695	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 244,266	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (198,151)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER-WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/01/03 to 4/30/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 466,529	4240
A. Net income (loss)		244,266	4250
B. Additions (Includes non-conforming capital of 29 $	4262)		4260
C. Deductions (Includes non-conforming capital of $	4272)		4270
2. Balance, end of period (From item 1800)		$ 710,795	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period 30	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER-WINSTON SECURITIES CORP. as of 4/30/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 US Clearing 4335 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	N/A 4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SPENCER WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
APRIL 30, 2004

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER WINSTON SECURITIES CORP.
New York, New York

We have audited the accompanying statement of financial condition of SPENCER WINSTON SECURITIES CORP., a New York corporation as of April 30, 2004 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPENCER WINSTON SECURITIES CORP., as of April 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Bernath & Rosenberg, P.C.
BERNATH & ROSENBERG, P.C.
Certified Public Accountant

New York, NY
June 23, 2004

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2004

ASSETS

Cash and Cash Equivalents	$271,384
Receivable from Brokers, Dealers & Customers	137,947
Securities Owned at Market Value	637,274
Leasehold Improvements, Furniture & Fixtures net of Accumulated Depreciation and Amortization of $203,961	80,935
Other Assets	62,605
TOTAL ASSETS	$1,190,145

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts Payable, Accrued Expenses and Other Liabilities	$269,437
Payable to Brokers, Dealers and Clearing Organizations	167,218
Deferred Tax Liability	42,695
Total Liabilities	479,350
Stockholders' Equity:	
Common Stock	400
Additional Paid in Capital	57,616
Retained Earnings	652,779
Total Stockholders' Equity	710,795
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,190,145

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2004

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance					
May 1, 2003	40	$400	$57,616	$408,513	$466,529
Net Income				244,266	244,266
Ending Balance April 30, 2004	40	$400	$57,616	$652,779	$710,795

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2004

Revenues:		
	Commission Income	$2,269,872
	Interest & Dividend Income	44,886
	Other Income	246,456
	Total Revenues	2,561,214
Expenses:		
	Communication & Data Service	72,374
	Cost of Services	515,229
	Depreciation & Amortization	11,120
	Employee Benefits	54,530
	Equipment Rental	237,951
	Interest Expense	4,751
	Occupancy Costs	387,265
	Other Expenses	116,738
	Salaries Expense	862,309
	Total Expenses	2,262,267
	Net Income Before Income Taxes	298,947
Income Taxes		
	Current	11,986
	Deferred	42,695
	Total Income Taxes	54,681
NET INCOME		$244,266

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2004

Cash Flows from Operating Activities:	
Net Income	$244,266
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	11,120
Deferred Income Taxes	42,695
Changes in Operating Assets and Liabilities:	
Receivable from Brokers, Dealers and Customers	(47,526)
Securities Owned at Market Value	(219,307)
Other Assets	8,232
Payable to Brokers, Dealers and Clearing Organization	(10,095)
Accounts Payable, Accrued Expenses and Other Liabilities	62,307
Total Adjustments	(152,574)
Net Cash Provided by Operating Activities	91,692
Cash Flows from Investing Activities:	
Purchase of Private Placement Investment	(7,500)
Cash Flows Used in Investing Activities	(7,500)
Net Increase in Cash and Cash Equivalents	84,192
Cash and Cash Equivalents - Beginning	187,192
Cash and Cash Equivalents - Ending	$271,384
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for:	
Interest	$4,751
Income Taxes	$1,523

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer-Winston Securities Corp. was organized in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, U.S. Clearing, a division of Fleet Securities, Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Customer security transactions are recorded on a settlement date basis. The Company's security transactions are recorded on the transaction date.

Depreciation and Amortization

The Company is using depreciation and amortization methods enacted by the Tax Reform Act of 1986. The Company calculates amortization of leasehold improvements over a 31.5 year life; depreciation of furniture and fixtures, and equipment over a five year life.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As at April 30, 2004, the Company's net capital was approximately $461,169, which was in excess of the amount required, and had a ratio of aggregate indebtedness to net capital of approximately .68 to 1.

NOTE 4 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The provision on the statements of income consists of taxes currently due plus deferred taxes which result from different reporting methods for the financial statements versus the tax returns. The primary differences relate to unrealized investment account gains which are not recorded for tax purposes. The deferred taxes represent the future tax return consequences of those differences, which will be recorded when the gains are realized.

NOTE 5 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non-contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors. The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

NOTE 5 - PENSION AND PROFIT SHARING PLANS (continued)

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected to suspend contributions to the pension plan for year end April 30, 2004. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

NOTE 6 - COMMITMENTS

The Company conducts its operations in leased premises at four locations in New York City, one location in North Miami Beach, Florida, and one location in Fair Lawn, New Jersey, with leases expiring at various dates from February 28, 2005 to April 30, 2008. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Rental expense for the year ended April 30, 2004 was $357,262.

The aggregate minimum rent annual rent for the premises for the succeeding five fiscal years ending April 30, are as follows:

2004	-	$429,443
2005	-	403,129
2006	-	244,114
2007	-	176,794
2008	-	157,660

SPENCER-WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
APRIL 30, 2004

Account	Per Unaudited	Per Audited	Difference	Explanation
Cash	$271,384	$271,384	-0-	
Due From Broker	137,947	137,947	-0-	
Securities	637,274	637,274	-0-	
Fixed Assets	80,904	80,935	31	**Depreciation**
Other Assets	62,605	62,605	-0-	
Total Assets	1,190,114	1,190,145	31	
Due to Broker	167,218	167,218	-0-	
Accrued Expenses	176,936	269,437	92,501	**Tax, year end bonuses, professional fees, and expense accruals**
Deferred Tax Liability	-0-	42,695	42,695	**To Record Deferred tax Liability**
Total Liabilities	344,154	479,350	135,196	
Common Stock	400	400	-0-	
Paid In Capital	57,616	57,616	-0-	
Retained Earnings	787,944	652,779	(135,196)	**Accruals**
Ownership Equity	845,960	710,795	(135,196)	
Haircuts	95,685	95,685	-0-	
Undue Concentration	-0-	2,995	2,995	
Net Capital	$599,360	$461,169	$(138,191)	**Accruals**